Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 4 to the Registration Statement No. 811-21667 on Form N-1A of Fidelity Central Investment Portfolios LLC, of our reports each dated November 14, 2005, November 15, 2005 and November 16, 2005, appearing in the Annual Reports to Shareholders of Fidelity Floating Rate Central Investment Portfolio, Fidelity High Income Central Investment Portfolio 1, and Fidelity Tactical Income Central Investment Portfolio, respectively for the year ended September 30, 2005.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
January 25, 2006